9M 2024 Financial Results 1 Oct. 29, 2024 9M 2024 FINANCIAL RESULTS 4 0 7 ET R , C a n a da .

9M 2024 Financial Results 2 9M 2024 OVERVIEW Robust performance across all business divisions • Toll Roads: 407 ETR continues to benefit from increased mobility in Q3. US MLs posted solid revenue per transaction growth • Airports: Record-breaking number of passengers at Heathrow. AGS & Dalaman showed a positive evolution • Construction: Another quarter with profitability improvement, reaching 3.9% EBIT mg for 9M 2024 Net debt ex-infra projects1 €418mn • Main inflows for the first nine months: • Dividends received from infra-assets (€490mn), including I-77’s first dividend • Proceeds from IRB 5.0% stake divestment (€211mn) • Proceeds from Amey (€176mn) & Serveo (€40mn) • Growth investments and shareholder distributions: • Shareholder distributions 2 (€749mn) • IRB Infrastructure Trust acquisition (€652mn) • Equity injected in NTO (€319mn) (1) Consolidated Net Debt of ex-infrastructure project companies (2) This amount includes the share buy-back programs announced on Nov. 30, 2023 & on April 11, 2024 (3) Dividend per share will be determined based on the number of shares outstanding on the relevant ex-divided date and will be announced on November 7, 2024 Main corporate events since Q2 results • FER transfers economic rights from a set of concessions in Europe & Canada to a JV with Interogo Holding (€100mn) • Additional buy-back program announced in August for a max. amount of €300mn (€75mn as of Sept’24) • Second scrip dividend3 announcement

9M 2024 Financial Results 3 TOLL ROADS SIGNIFICANT GROWTH OF US MANAGED LANES 2024 PERFORMANCE vs. 2023 (Q3 & YTD) P ic : L B J +23.3% US TOLL ROADS’ REVENUE vs. 9M’23 3 NORTH AMERICAN ASSETS’ PERFORMANCE (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2024 results report. +22.1% US TOLL ROADS’ ADJ. EBITDA vs. 9M’23 €444mn DIVIDENDS FROM NORTH AMERICAN ASSETS (€393mn in 9M 2023) EUR mn Q3 2024 % Var. 9M 2024 % Var. % Ch LfL 1 Revenue 321 11.4% 916 17.4% 21.9% Adj. EBITDA 1 244 12.5% 673 16.5% 22.8% Adj. EBITDA mg 1 76.0% 73.4%

407 ETR

GROWTH IN TRAFFIC, REVENUE AND DIVIDENDS

2024 PERFORMANCE vs. 2023 (Q3 & YTD)

CAD mn	Q3 2024	VAR.	9M 2024	VAR.
Traffic (VKT mn)	765	*3.0%*	1,980	*4.6%*
Revenue	487	*16.1%*	1,267	*13.2%*
EBITDA	431	*16.4%*	1,108	*14.4%*
EBITDA mg	*88.5%*		*87.4%*	

CAD mn	Q3 2024	Q3 2023	VAR.	9M 2024	9M 2023	VAR.
Toll Revenue	**462**	**395**	*17.1%*	**1,197**	**1,026**	*16.7%*
Fee Revenue	25	25	*1.6%*	70	79	*-12.3%*
Contract Revenue	-	0	*n.a.*	-	14	*n.a.*
Total Revenue	**487**	**419**	*16.1%*	**1,267**	**1,120**	*13.2%*

- **Toll revenue** positively impacted by new toll rate schedule that came into effect on February 1, 2024. Other charges linked to tolling (camera charge, trip toll charge) remained flat
- **Fee revenue:** growth in Q3 due to higher late payment and services fees, partially offset by lower enforcement fees
- **Contract revenue:** No contribution in 2024 due to the removal of tolls for Highways 412 and 418, that ended in June 2023

2024 TRAFFIC PERFORMANCE vs. 2023 (VKT)



7.1%
4.6%
3.0%
4.6%
Q1
Q2
Q3
9M

Traffic improvement in all time periods

- Traffic growth supported by an increase in mobility and commuting patterns.
- Weather effects in 9M 2024: positive impact in Q1 2024 from fewer winter events and Q3 traffic negatively affected by extreme rainfall

DIVIDENDS

- CAD175mn dividend paid in H1 2024 (CAD150mn in H1 2023, +16.7%)
- CAD225mn dividend paid in Q3 2024 (CAD150mn in Q3 2023, +50%)
- CAD700mn dividend approved in Q4 2024 (CAD650mn in Q4 2023, +7.7%)



407 ETR
Express Toll Route
WEST
70
66

Pic: 407ETR

Note: 9M 2024 Financial information presented is based on, and is consistent with, the financial statements of 407 ETR

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9M 2024 Financial Results 5 REVENUE PER TRANSACTION GROWTH DFW MANAGED LANES SOLID REVENUE PER TRANSACTION GROWTH P ic : L B J NTE NTE 35W LBJ 5 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2024 results report (2) NTE35W traffic excluding 3C: +8.5% vs Q3 2023 & +11.9% vs 9M 2023 2024 PERFORMANCE vs. 2023 (Q3 & YTD) DIVIDEND DISTRIBUTIONS (100%, $mn): 85mn 45mn 73mn NTE LBJ NTE35W NTE LBJ NTE35W (2) Q3 2024 VAR. 9M 2024 VAR. Q3 2024 VAR. 9M 2024 VAR. Q3 2024 VAR. 9M 2024 VAR. Revenue Adj. EBITDA1 Adj. EBITDA mg1

I-77

STRONG REVENUE GROWTH

2024 PERFORMANCE vs. 2023 (Q3 & YTD)

USD mn	Q3 2024	VAR.	9M 2024	VAR.
Transactions (mn)	10	*-3.2%*	31	*2.0%*
Revenue	26	*8.5%*	77	*14.5%*
Adj. EBITDA[1]	18	*0.9%*	50	*3.4%*
Adj. EBITDA mg[1]	*67.0%*		*64.8%*	

- In Q3 2024, traffic impacted by:
  - Congestion relief related to construction works in the area (benefiting 2023 traffic)
  - Adverse weather (Hurricanes Debby & Helene)
  - Less leisure traffic affecting mainly weekends
- Adj. EBITDA in Q3 2024 includes $1.2mn of revenue share (accrued on quarterly basis since Q2 2024). Revenue share amounted to $3.6mn in 9M 2024

REVENUE PER TRANSACTION GROWTH



14.8%
11.4%
11.9%
12.4%
Q1 2024
Q2 2024
Q3 2024
9M 2024

$293mn
FIRST DIVIDEND DISTRIBUTION (at 100%)

I-66

TRAFFIC STABILIZATION

2024 PERFORMANCE vs. 2023 (Q3 & YTD)

USD mn	Q3 2024	VAR.	9M 2024	VAR.
Transactions (mn)	8	*3.8%*	24	*11.9%*
Revenue	63	*28.1%*	174	*49.7%*
Adj. EBITDA[1]	49	*28.2%*	137	*55.1%*
Adj. EBITDA mg[1]	*78.2%*		*79.1%*	

- Q3 traffic impacted by lower congestion observed on the corridor from reduced construction works (to reach final completion in 2023) and adverse weather (Hurricane Debby & Helene)

REVENUE PER TRANSACTION GROWTH



55.0%
34.5%
24.2%
34.4%
Q1 2024
Q2 2024
Q3 2024
9M 2024

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2024 results report



Pic: I-77

ferrovial Investor Relations
9M 2024 Financial Results
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9M 2024 Financial Results 7 TRAFFIC PERFORMANCE • Strong passenger demand: Record-breaking summer leads to the busiest 9M ever recorded • 2024 traffic outlook revised: 83.8mn passengers (82.8mn previously) P ic : H A H 63.1mn pax +6.2% vs. 9M 2023 7 HEATHROW RECORD-BREAKING PASSENGER NUMBERS Note: 9M 2024 Financial information presented is based on, and is consistent with, the financial statements of Heathrow • Aeronautical revenue affected by lower charges set by CAA in H7, partially offset by higher pax. number • Adj. EBITDA impacted by higher adj. operating costs due to higher demand 2024 PERFORMANCE vs. 2023 (Q3 & YTD) 23.2mn pax +4.2% vs. Q3 2023 9M 2024 Q3 2024 GBP mn Q3 2024 VAR. 9M 2024 VAR. Passengers (mn) 23.2 4.2% 63.1 6.2% Revenue 958 -3.9% 2,650 -3.2% Adj. EBITDA 585 -7.3% 1,536 -9.7% Adj. EBITDA mg 61.1% 58.0%

OTHER AIRPORTS

AGS – SOLID GROWTH

GBP mn	Q3 2024	VAR.	9M 2024	VAR.
Passengers (mn)	3.4	9.6%	8.6	8.5%
Revenue	64	7.1%	165	11.2%
Adj. EBITDA[1]	31	25.3%	65	24.8%
Adj. EBITDA mg[1]	47.8%		39.4%	

Traffic performance by asset:

+13.5% vs. 9M'23 Southampton

+10.2% vs. 9M'23 Glasgow

+1.6% vs. 9M'23 Aberdeen

DALAMAN – BUSIEST NINE MONTHS EVER RECORDED

EUR mn	Q3 2024	VAR.	9M 2024	VAR.
Passengers (mn)	2.8	5.4%	4.8	7.4%
Revenue	42	7.4%	67	8.1%
Adj. EBITDA[1] (pre-concession fee)	36	12.0%	54	14.7%
Adj. EBITDA mg[1]	87.4%		80.6%	

- 4.8mn pax. (+7.4%) in 9M 2024 on the back of a strong summer season, driven by international traffic with several airlines' increased capacity and new UK routes
- Sarigerme region declared Tourism development area

NEW TERMINAL ONE – ON TRACK

- The Project currently remains within budget and schedule
- Long-term agreements with 9 airlines
  - During 9M 2024, NTO signed new agreements with EVA Air, Air Serbia, SAS & Neos
- FER's equity contributions:
  - $347mn injected in 9M 2024 ($160mn in Q3 2024)
  - Total investment as of Sept 30th , 2024: $641mn
  - Pending committed equity: $501mn
- $2.55bn long-term green bond issuance (PABs) in June 2024



Pic: NTO

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2024 results report

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CONSTRUCTION

STRONG Q3 WITH PROFITABILITY ON TRACK

2024 PERFORMANCE vs. 2023 (Q3 & YTD)

EUR mn	Q3 2024	Q3 2023	% VAR.	9M 2024	9M 2023	% VAR.	% VAR. LfL[1]
Revenue	1,866	1,836	*1.6%*	5,237	4,994	*4.9%*	*3.2%*
Adj. EBITDA[1]	140	69	*103.9%*	324	126	*156.4%*	*148.2%*
Adj. EBITDA mg[1]	*7.5%*	*3.7%*		*6.2%*	*2.5%*		
Adj. EBIT[1]	95	38	*151.7%*	203	34	n.s.	n.s.
Adj. EBIT mg[1]	*5.1%*	*2.1%*		*3.9%*	*0.7%*		

Construction showed a significant improvement reaching an adjusted EBIT mg of 5.1% in Q3 and 3.9% in 9M 2024

- **Budimex:** 7.8% Adj. EBIT mg[1] in 9M 2024 vs. 6.6% in 9M 2023, supported by a profitable order book
- **Webber:** 3.0% Adj. EBIT mg[1] in 9M 2024 (2.8% in 9M 2023)
- **Ferrovial Construction:** profitability recovery (1.9% Adj. EBIT mg[1] in 9M 2024) compared to previous negative quarters (-4.0% in 9M 2023), mainly due to the absence of losses from large projects in the US and improvements in other geographies

ORDER BOOK AT PEAK LEVELS

- Focus on local markets and lower weight of large design and build projects with non group companies
- €2.3bn contracts not included in Q3 2024 order book (pre-awards or pending financial close)
- Breakdown by geography:


49%
23%
16%
3%
3%
6%
US & CAN
Poland
Spain
UK
Australia
RotW

€15,586mn
+2.9% LfL (2)


Pic: Silvertown tunnel

(1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2024 results report

(2) Order book vs Dec. 2023. Order book from Dec 2023 differs from the one reported in 2023 as Energy Solutions orderbook is included in the Energy division orderbook from 2023 onwards

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9M 2024 Financial Results 10 P&L 9M 2024 & Q3 2024 (1) Non-IFRS financial measure. For the definition and reconciliation to the most directly comparable IFRS measure, refer to the Alternative Performance Measures appendix of the 9M 2024 results report 10 €6.6bn +6.2% vs. 9M 2023 % LfL Revenue €1.0bn +50.0% vs. 9M 2023 % LfL ADJ. EBITDA (1) €0.7bn +79.2% vs. 9M 2023 % LfL ADJ. EBIT (1) €2.4bn +4.2% vs. Q3 2023 Revenue €0.4bn +35.7% vs. Q3 2023 ADJ. EBITDA (1) €0.3bn +45.5% vs. Q3 2023 ADJ. EBIT (1) P ic : N T E

9M 2024 Financial Results 11 9M 2024 CHANGE IN CONSOLIDATED NET DEBT EX-INFRASTRUCTURE PROJECT COMPANIES DEBT & OTHERS DEBT & OTHERS CASH FLOWS -€1,896mn CHANGE IN DEBT AND OTHER NET DEBT COMPONENTS -€357mn NET DEBT -€1,121mn DEC’23 NET DEBT €418mn SEP’24 CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES €135mn CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES -€602mn CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES -€1,429mn CASH CASH

9M 2024 Financial Results 12 CLOSING REMARKS • Strong performance • on track to meet 2024’s target • Growth investments combined with shareholder distributions • Sizeable pipeline ahead 12 P ic : I -7 7

9M 2024 Financial Results 13 Q&A 13

9M 2024 Financial Results 14 DISCLAIMER (I) This presentation has been produced by Ferrovial SE (the “Company,” “we,” or “us” and, together with its subsidiaries, the “Group”) for the sole purpose expressed herein. By accessing this presentation, you acknowledge that you have read and understood the following statements. Neither this presentation nor any of the information contained herein constitute or form part of, and should not be construed as, an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security of the Company. In this presentation, unless otherwise specified, the terms “Ferrovial,” the “Company,” and the “Group” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or, unless stated otherwise, if referring to the period prior to the completion of the cross-border merger on June 16, 2023, to Ferrovial, S.A., the former parent entity of the Group, individually or together with its consolidated subsidiaries, as the context may require). Neither this presentation nor the historical performance of the Group’s management team constitutes a guarantee of the future performance of the Company and there can be no assurance that the Group’s management team will be successful in implementing the investment strategy of the Group. Forward-Looking Statements This presentation includes certain statements, expectations, estimates and projections provided by the Company and certain other sources believed by the Company to be reliable, and statements of the Company’s beliefs and intentions about future events. The statements included in this presentation that are not statements of historical facts, including, but not limited to, those regarding the Company’s financial position, business strategy, plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “aim,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Such statements, expectations, estimates and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, and known and unknown risks, many of which are beyond the Company’s control and are impossible to predict. Accordingly, there can be no assurance that such statements, expectations, estimates and projections will be realized. Any forecast made or contained herein, and actual results, will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements, expectations, estimates and projections contained in this presentation or that any forecast made or contained herein will be achieved. Our forward-looking statements are subject to certain risks and uncertainties, which include, but are not limited to, the following: • risks related to our diversified operations; • risks related to our acquisitions, divestments and other strategic transactions that we may undertake, including the planned divestment of our stake in Heathrow airport; • the impact of competitive pressures in our industry and pricing, including the lack of certainty in winning competitive tender processes; • general economic conditions and events and the impact they may have on us, including, but not limited to, increases in inflation rates and rates of interest, increased costs for materials, cybersecurity attacks, other lingering impacts resulting from COVID-19 as well as the Russia/Ukraine and the Middle East conflicts; • our ability to obtain adequate financing in the future as needed; • our ability to maintain compliance with the continued listing requirements of the stock exchanges on which our ordinary shares are listed and traded; • lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report; • our success at managing the risks involved in the foregoing items; • our ability to comply with our ESG commitments; • impact of any changes in existing or future tax regimes or regulations; and • Other risks and uncertainties, including those listed under Item 3. Key Information, D. Risk Factors in the Company’s registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. In addition, certain industry data and information contained in this presentation has been derived from industry sources. The Company has not undertaken any independent investigation to confirm the accuracy or completeness of such data and information, some of which may be based on estimates and subjective judgments. Accordingly, the Company makes no representation or warranty as to such accuracy or completeness. This presentation speaks only as of today’s date, and, except as required by law, the Company does not undertake to update any forward-looking statements to reflect future events or circumstances. The information contained in this presentation has not been audited, reviewed or verified by the external auditor of the Group. The information contained herein should therefore be considered as a whole and in conjunction with all the other publicly available information regarding the Group.

9M 2024 Financial Results 15 DISCLAIMER (II) Alternative Performance Measures In addition to the financial information prepared under the International Financial Reporting Standards (“IFRS”), this presentation may include certain alternative performance measures (“APMs” or “non-IFRS measures”), as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015, that differ from financial information presented by the Group in its financial statements and reports containing financial information. The aforementioned non-IFRS measures include “Adjusted EBIT,” “Adjusted EBIT Margin,” “Adjusted EBITDA,” “Adjusted EBITDA Margin,” “Comparable or ‘Like-for-Like’ Growth,” “Order Book,” “Consolidated Net Debt,” and “Ex-Infrastructure Liquidity”. These non-IFRS measures are designed to complement and should not be considered superior to measures calculated in accordance with IFRS. Although the aforementioned non-IFRS measures are not measures of operating performance, an alternative to cash flows, or a measure of financial position under IFRS, they are used by the Group’s management to review operating performance and profitability, for decision-making purposes, and to allocate resources. Moreover, some of these non-IFRS measures, such as “Consolidated Net Debt” are used by the Group’s management to explain the evolution of our global indebtedness and to assist our management in making decisions related to our financial structure. Furthermore, it is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. Non-IFRS measures presented in this presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. The Group believes that the aforementioned non-IFRS measures, which are used by the Group’s management in making financial, operational and planning decisions, provide useful financial information that should be considered in addition to the financial statements prepared in accordance with the accounting regulations that it applies (IFRS EU) when assessing its performance. These non-IFRS measures are consistent with the main indicators used by the community of analysts and investors in the capital markets. However, they do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. They have not been audited, reviewed, or verified by the external auditor of the Group. For further details on the definition, explanation on the use, and reconciliation of non-IFRS measures, please refer to the section on “Alternative performance measures” of Ferrovial SE’s Integrated Annual Report (including the Consolidated Financial Statements and Management Report) for the year ended December 31, 2023 and to Item 5. Operating and Financial Review and Prospects, A. Operating Results, 8. Non IFRS-Measures: Operational Results and B. Liquidity and Capital Resources, 6. Non-IFRS Measures: Liquidity and Capital Resources in the Company’s registration statement on Form 20-F filed with the SEC in connection with its recent U.S. listing, which is available on the SEC’s EDGAR page. Additional Information The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and in accordance therewith is required to file reports and other information with the SEC relating to its business, financial condition, and other matters. The Company's filings can be accessed by visiting EDGAR on the SEC's website at http://www.sec.gov.

Q1 2024 Financial Results INVESTOR RELATIONS DEPARTMENT +34 91 586 25 65 +31 207 983 724 ir@ferrovial.com www.ferrovial.com